Exhibit 99.1

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands, except share and per share data)

	June 30, 2023	December 31, 2022
Assets
Current assets:
Cash and cash equivalents	$152,441	$70,482
Accounts receivable, net	67,159	98,034
Prepayment and other current assets	27,378	15,329
Total current assets	246,978	183,845

Non-current assets:
Property, plant and equipment, net	115	160
Intangible assets, net	18,026	20,297
Deferred tax assets	64	103
Unamortized produced content, net	528	807
Right-of-use assets	593	750
Prepayment and other non-current assets, net	-	1
Total non-current assets	19,326	22,118
TOTAL ASSETS	$266,304	$205,963

Liabilities and Equity
Current liabilities:
Short-term bank loans	$2,856	$4,421
Accounts payable	4,992	6,405
Advances from customers	126	147
Due to a related party	1,000	-
Accrued liabilities and other payables	2,203	2,632
Other taxes payable	21,703	19,090
Lease liabilities current	368	208
Total current liabilities	33,248	32,903

Lease liabilities non-current	191	471
Warrant liability	7	86
Total non-current liabilities	198	557
TOTAL LIABILITIES	$33,446	$33,460

Equity
Preferred shares (par value of $0.0001 per share; 2,000,000 authorized; none issued and outstanding)	$-	$-
Ordinary shares (par value of $0.0001 per share; 200,000,000 shares authorized as of June 30, 2023 and December 31,2022; 92,317,950 shares and 68,124,402 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively)	$9	$7
Additional paid-in capital	87,470	27,009
Statutory reserve	1,411	1,411
Retained earnings	159,432	150,685
Accumulated other comprehensive loss	(15,539)	(6,684)
TOTAL GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED SHAREHOLDERS’ EQUITY	232,783	172,428
Non-controlling interest	75	75
TOTAL EQUITY	232,858	172,503

TOTAL LIABILITIES AND EQUITY	$266,304	$205,963

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND

COMPREHENSIVE (LOSS) INCOME

(In U.S. dollars in thousands, except share and per share data)

	For the Six Months Ended June 30,
	2023	2022

Revenues	$67,435	$69,933

Operating expenses:
Cost of revenues	(16,946)	(14,580)
Selling and marketing	(38,870)	(42,502)
General and administrative	(2,266)	(1,814)
Research and development	(641)	(532)
Total operating expenses	(58,723)	(59,428)

Income from operations	8,712	10,505

Other (expenses) income:
Interest income (expense), net	32	(60)
Change in fair value of warrant liability	79	2
Other income, net	13	144
Total other income	124	86

Income before income tax	8,836	10,591

Income tax (expenses) benefits	(37)	46
Net income	8,799	10,637

Less: net gain (loss) attributable to non-controlling interest	52	(170)
Net income attributable to Glory Star New Media Group Holdings Limited’s shareholders	$8,747	$10,807

Other comprehensive loss
Unrealized foreign currency translation loss	(8,907)	(7,620)
Comprehensive (loss) income	(108)	3,017
Less: comprehensive loss attributable to non-controlling interests	-	(360)
Comprehensive (loss) income attributable to Glory Star New Media Group Holdings Limited’s shareholders	$(108)	$3,337

Earnings per ordinary share
Basic and Diluted	$0.12	$0.16

Weighted average shares used in calculating earnings per ordinary share
Basic and Diluted	75,075,035	68,123,330

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In U.S. dollars in thousands, except share and per share data)

	Ordinary shares		Additional paid-in	Retained	Statutory	Accumulated other comprehensive	Total shareholders’	Non- controlling	Total
	Shares	Amount	capital	earnings	reserve	income (loss)	equity	interests	Equity
Balance as of December 31, 2021	68,122,402	7	25,629	123,982	1,224	8,069	158,911	553	159,464
Contribution from shareholder	-	-	500	-	-	-	500	-	500
Shares-based compensation granted to employees	2,000	-	2	-	-	-	2	-	2
Appropriation to statutory reserve	-	-	-	(172)	172	-	-	-	-
Net income	-	-	-	10,807	-	-	10,807	(170)	10,637
Foreign currency translation adjustment	-	-	-	-	-	(8,170)	(8,170)	(201)	(8,371)
Balance as of June 30, 2022	68,124,402	7	26,131	134,617	1,396	(101)	162,050	182	162,232

Balance, Dec 31, 2022	68,124,402	7	27,009	150,685	1,411	(6,684)	172,428	75	172,503
Issuance of ordinary shares in connection with a private placement	24,193,548	2	59,998	-	-	-	60,000	-	60,000
Contribution from shareholder	-	-	463	-	-	-	463	-	463
Net income for the year	-	-	-	8,747	-	-	8,747	52	8,799
Foreign currency translation adjustment	-	-	-	-	-	(8,855)	(8,855)	(52)	(8,907)
Balance, June 30, 2023	92,317,950	9	87,470	159,432	1,411	(15,539)	232,783	75	232,858

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars in thousands)

	For the Six Months Ended June 30,
	2023	2022

Net cash provided by (used in) operating activities	27,179	(30,627)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(4)	(28)
Loans made to a third party	(58)	-
Prepayments for acquisition of intangible assets	-	(355)
Net cash used in investing activities	(62)	(383)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares in connection with a private placement	60,000	-
Proceeds from bank loans	2,598	5,398
Repayments of bank loans	(4,041)	(4,473)
Payment of loan origination fees	(11)	(83)
Borrowings from a related party	1,000	-
Contribution from shareholders	463	-
Net cash provided by financing activities	60,009	842

Effect of exchange rate changes	(5,167)	(2,357)

Net increase (decrease) in cash and cash equivalents	81,959	(32,525)
Cash and cash equivalents, at beginning of period	70,482	77,302
Cash and cash equivalents, at end of period	$152,441	44,777

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interests paid	$77	$136
Lease liabilities arising from obtaining right-of-use assets	$202	$233
Change in fair value of warrant liabilities	$(79)	$(2)

The accompanying notes are an integral part of these consolidated financial statements.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Glory Star New Media Group Limited (“Glory Star” or the “Company”) is an exempted company incorporated on November 30, 2018, under the laws of the Cayman Islands. Glory Star, through its subsidiaries, the VIE and the VIE’s subsidiaries, provides advertisement and content production services and operate a leading mobile and online advertising, media and entertainment business in China.

As of June 30, 2023, the Company’s subsidiaries, the VIEs and the VIE’s subsidiaries were as the following:

	Date of incorporation	Place of incorporation	Percentage of legal/beneficial ownership by the Company	Principal activities
Subsidiaries:
Glory Star New Media Group HK Limited (“Glory Star HK”)	December 18, 2018	Hong Kong	100%	Holding
Glory Star New Media (Beijing) Technology Co., Ltd. (“WFOE”)	March 13, 2019	PRC	100%	Holding
VIEs:
Xing Cui Can International Media (Beijing) Co., Ltd. (“Xing Cui Can”)	September 7, 2016	PRC	100%	Holding
Horgos Glory Star Media Co., Ltd. (“Horgos”)	November 1, 2016	PRC	100%	Holding and Operating
VIEs’ subsidiaries
Glory Star Media (Beijing) Co., Ltd. (“Glory Star Beijing”)	December 9, 2016	PRC	100%	Holding and Operating
Leshare Star (Beijing) Technology Co., Ltd. (“Beijing Leshare”)	March 28, 2016	PRC	100%	Holding and Operating
Shenzhen Leshare Investment Co., Ltd. (“Shenzhen Leshare”)	June 27, 2018	PRC	100%	Holding and Operating
Horgos Glary Prosperity Culture Co., Ltd. (“Glary Prosperity”)	December 14, 2017	PRC	51%	Holding and Operating
Horgos Glary Prosperity Culture Co., Ltd, Beijing Branch (“Glary Prosperity BJ”)	May 8, 2018	PRC	51%	Holding and Operating
Glory Star (Horgos) Media Technology Co., Ltd (“Horgos Technology”)	September 20, 20220	PRC	100%	Holding and Operating

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The unaudited condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the Security and Exchange Commission and accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting. Certain information and footnote disclosures normally included in financial statements prepared in conformity with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2022 filed on March 23, 2023.

In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Group believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2022. The results of operations for the six months ended June 30, 2022 and 2023 are not necessarily indicative of the results for the full years.

Financial statement amounts and balances of the VIEs and the VIEs’ subsidiaries

Total assets and liabilities presented on the Company’s unaudited condensed consolidated balance sheets and revenue, expense, net income presented on the Company’s unaudited condensed consolidated statements of income as well as the cash flow from operating, investing and financing activities presented on the unaudited condensed consolidated statements of cash flows are substantially the financial position, operation and cash flow of the VIEs and the VIEs’ subsidiaries. Glory Star has not provided any financial support to the VIEs and the VIEs’ subsidiaries for the six months ended June 30, 2022 and 2023. The following financial statements amounts and balances of the VIEs and the VIEs’ subsidiaries were included in the unaudited condensed consolidated financial statements as of December 31, 2022 and June 30, 2023, and for the six months ended June 30, 2023 and 2022:

	June 30,	December 31,
	2023	2022
Total assets	$261,493	$188,597
Total liabilities	$31,640	$38,872

	For the Six Months Ended June 30,
	2023	2022
Total revenues	$67,437	$69,933
Net income	$10,004	$11,356

Net cash provided by (used in) operating activities	$24,796	$(26,452)
Net cash used in investing activities	$(61)	$(383)
Net cash provided by financing activities	$60,385	$710

The VIEs and the VIEs’ subsidiaries contributed 100% and 100% of the consolidated revenues for the six months ended June 30, 2023 and 2022. As of June 30, 2023 and December 31, 2022, the VIEs and the VIEs’ subsidiaries accounted for an aggregate of 98.2% and 91.6%, respectively, of the consolidated total assets, and 94.6% and 116.2%, respectively, of the consolidated total liabilities.

There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIEs. However, the Company has provided and will continue to provide financial support to the VIEs considering the business requirements of the VIEs, as well as the Company’s own business objectives in the future.

There are no assets held in the VIEs and the VIEs’ subsidiaries that can be used only to settle obligations of the VIEs and the VIEs’ subsidiaries, except for registered capital and the PRC statutory reserves. As the VIEs and the VIEs’ subsidiaries are incorporated as a limited liability company under the PRC Company Law, creditors of the VIEs and the VIEs’ subsidiaries do not have recourse to the general credit of the Company for any of the liabilities of the VIEs and the VIEs’ subsidiaries. Relevant PRC laws and regulations restrict the VIEs and the VIEs’ subsidiaries from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accounts receivable, net

Accounts receivable represent the amounts that the Company has an unconditional right to consideration (including billed and unbilled amount) when the Company has satisfied its performance obligation. The Company does not have any contract assets since revenue is recognized when control of the promised services is transferred and the payment from customers is not contingent on a future event. The Company maintains allowance for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyses historical bad debt, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to estimate the allowance. Past due accounts are generally written off against the allowance for bad debts only after all collection attempts have been exhausted and the potential for recovery is considered remote.

Unamortized produced content

Produced content includes direct production costs, production overhead and acquisition costs and is stated at the lower of unamortized cost or estimated fair value. Produced content also includes cash expenditures made to enter into arrangements with third parties to co-produce certain of its productions.

The Company uses the individual-film-forecast-computation method and amortizes the produced content based on the ratio of current period actual revenue (numerator) to estimated remaining unrecognized ultimate revenue as of the beginning of the fiscal year (denominator) in accordance with ASC 926. Ultimate revenue estimates for the produced content are periodically reviewed and adjustments, if any, will result in prospective changes to amortization rates. When estimates of total revenues and other events or changes in circumstances indicate that a film or television series has a fair value that is less than its unamortized cost, a loss is recognized currently for the amount by which the unamortized cost exceeds the film or television series’ fair value. For the six months ended June 30, 2023 and 2022, $10,617 and $11,978 were amortized to the cost of sales, respectively. For the six months ended June 30, 2023 and 2022, the Company accrued impairment of $21 and $nil against unamortized produced content.

Accounts payable

Accounts payable represent liabilities for goods and services provided to the Company prior to the end of financial period which are unpaid. They are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). Otherwise, they are presented as non-current liabilities.

Accounts payable are initially recognized at fair value, and subsequently carried at amortized cost using the effective interest method.

Revenue Recognition

The Company early adopted the new revenue standard Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers, on January 1, 2017. The core principle of this new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

●	Step 1: Identify the contract with the customer

●	Step 2: Identify the performance obligations in the contract

●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract

●	Step 5: Recognize revenue when the company satisfies a performance obligation

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue Recognition (cont.)

The Company mainly offers and generates revenue from the copyright licensing of self-produced content, advertising and customized content production and others. Revenue recognition policies are discussed as follows:

-	Copyright revenue

The Company self produces or coproduces TV series featuring lifestyle, culture and fashion, and licenses the copyright of the TV series on an episode basis to the customer for broadcast over a period of time. Generally, the Company signs a contract with a customer which requires the Company to deliver a series of episodes that are substantially the same and that have the same pattern of transfer to the customer. Accordingly, the delivery of the series of episodes is defined as the only performance obligation in the contract.

For the TV series produced solely by the Company, the Company satisfies its performance obligation over time by measuring the progress toward the delivery of the entire series of episodes which is made available to the licensee for exhibition after the license period has begun. Therefore, the copyright revenue in a contract is recognized over time based on the progress of the number of episodes delivered.

The Company also coproduces TV series with other producers and licenses the copyright to third-party video broadcast platforms for broadcast. For TV series produced by Glory Star Group with co-producers, the Company satisfies its performance obligations over time by the delivery of the entire series of episodes to the customer, and requires the customer to pay consideration based on the number and the unit price of valid subsequent views of the TV series that occur on a broadcast platform. Therefore, the copyright revenue is recognized when the later of the valid subsequent view occurs or the performance obligation relating to the delivery of a number of episodes has been satisfied.

-	Advertising revenue

The Company generates revenue from sales of various forms of advertising on its TV series and streaming content by way of 1) advertisement displays, or 2) the integration of promotion activities in TV series and content to be broadcast. Advertising contracts are signed to establish the different contract prices for different advertising scenarios, consistent with the advertising period. The Company enters into advertising contracts directly with the advertisers or the third-party advertising agencies that represent advertisers.

 For the contracts that involve the third-party advertising agencies, the Company is principal as the Company is responsible for fulfilling the promise of providing advertising services and has the discretion in establishing the price for the specified advertisement. Under a framework contract, the Company receives separate purchase orders from advertising agencies before the broadcast. Accordingly, each purchase order is identified as a separate performance obligation, containing a bundle of advertisements that are substantially the same and that have the same pattern of transfer to the customer. Where collectability is reasonably assured, revenue is recognized monthly over the service period of the purchase order.

For contracts signed directly with the advertisers, the Company commits to display a series of advertisements which are substantially the same or similar in content and transfer pattern, and the display of the whole series of advertisements is identified as the single performance obligation under the contract. The Company satisfies its performance obligations over time by measuring the progress toward the display of the whole series of advertisements in a contract, and advertising revenue is recognized over time based on the number of advertisements displayed.

Payment terms and conditions vary by contract types, and terms typically include a requirement for payment within a period from 6 to 9 months. Both direct advertisers and third-party advertising agencies are generally billed at the end of the display period and require the Company to issue VAT invoices in order to make their payments.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue Recognition (cont.)

-	Customized content production revenue

The Company produces customized short streaming videos according to its customers’ requirement, and earns fixed fees based on delivery. Revenue is recognized upon the delivery of short streaming videos.

-	CHEERS E-mall marketplace service revenue

The Company through CHEERS E-mall, an online e-commerce platform, enables third-party merchants to sell their products to consumers in China. The Company charges fees for platform services to merchants for sales transactions completed on the Cheer E-Mall including but not limited to products displaying, promotion and transaction settlement services. The Company does not take control of the products provided by the merchants at any point in the time during the transactions and does not have latitude over pricing of the merchandise. Transaction services fee is determined as the difference between the platform sales price and the settlement price with the merchants. CHEERS E-mall marketplace service revenue is recognized at a point of time when the Company’s performance obligation to provide marketplace services to the merchants are determined to have been completed under each sales transaction upon the consumers confirming the receipts of goods. Payments for services are generally received before deliveries.

The Company provides coupons to consumers at our own discretion as incentives to promote CHEERS E-mall marketplace with validity usually around or less than one week, which can only be used in future purchases of eligible merchandise offered on CHEERS E-mall to reduce purchase price that are not specific to any merchant. Consumers are not customers of the Company, therefore incentives offered to consumers are not considered consideration payable to customers. As the consumers are required to make future purchases of the merchants’ merchandise to redeem these coupons, the Company does not accrue any expense for coupons when granted and recognizes the amounts of redeemed coupons as marketing expenses when future purchases are made.

Other Revenues

Other revenue primarily consists of copyrights trading of purchased and produced TV-series and the sales of products on Taobao platform. For copyright licensing of purchased and produced TV-series, the Company recognize revenue on net basis at a point of time upon the delivery of master tape and authorization of broadcasting right. For sales of product, the company recognize revenue upon the transfer of products according to the fixed price and production amount in sales orders.

The following table identifies the disaggregation of our revenue for the six months ended June 30, 2023 and 2022, respectively:

	For the Six Months Ended June 30,
	2023	2022
Category of Revenue:
Advertising revenue	$64,863	$67,231
Copyrights revenue	2,451	2,209
CHEERS e-Mall marketplace service revenue	110	252
Other revenue	11	241
Total	$67,435	$69,933
Timing of Revenue Recognition:
Services transferred over time	$67,314	$69,440
Services transferred at a point in time	110	252
Goods transferred at a point in time	11	241
Total	$67,435	$69,933

The Company applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. The Company does not have any significant incremental costs of obtaining contracts with customers incurred and/or costs incurred in fulfilling contracts with customers within the scope of ASC Topic 606, that shall be recognized as an asset and amortized to expenses in a pattern that matches the timing of the revenue recognition of the related contract.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Concentration and Credit Risk

Substantially all of the Company’s operating activities are transacted into RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions require submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

The Company maintains certain bank accounts in the PRC, Hong Kong and Cayman, which are not insured by Federal Deposit Insurance Corporation (“FDIC”) insurance or other insurance. As of June 30, 2023, $152,066 of the Company’s cash were on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure.

Accounts receivable are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

The Company’s sales are made to customers that are located primarily in China. The Company has a concentration of its revenues and receivables with specific customers. For the six months ended June 30, 2023, four customers accounted for 20%, 19%, 17% and 13% of the Company’s total revenue, respectively. For the six months ended June 30, 2022, four customers accounted for 22%, 20%, 18% and 18% of the Company’s total revenue, respectively.

As of June 30, 2023, four customers accounted for 22%, 19%, 16% and 13% of the net accounts receivable balance. As of December 31, 2022, four customers accounted for 27%, 19%, 11%, and 10% of the net accounts receivable balance.

The Company has a concentration of its purchases and payables with specific vendors. For the six months ended June 30, 2023, three vendors accounted for 33%, 26%, and 23% of the Company’s total purchases, respectively. For the six months ended June 30, 2022, four vendors accounted for 29%, 18%, 17% and 17% of the Company’s total purchases, respectively.

As of June 30, 2023, four vendors accounted for 37%, 22%, 13% and 10% of accounts payable, respectively. As of December 31, 2022, four vendors accounted for 30%, 22%, 17% and 10% of accounts payable, respectively.

Foreign Currency Translation

The reporting currency of the Company is the U.S. dollar (“USD”). The functional currency of subsidiaries, VIEs and VIEs’ subsidiaries located in China is the Chinese Renminbi (“RMB”). For the entities whose functional currency is the RMB, result of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments resulting from the process of translating the local currency financial statements into U.S. dollars are included in determining comprehensive income/loss. Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date with any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

All of the Company’s revenue and expense transactions are transacted in the functional currency of the operating subsidiaries. The Company does not enter into any material transaction in foreign currencies. Transaction gains or losses have not had, and are not expected to have, a material effect on the results of operations of the Company.

The consolidated balance sheet amounts, with the exception of equity, at June 30, 2023 and December 31, 2022 were translated at RMB 7.2513 to $1.00 and at RMB 6.9646 to $1.00, respectively. Equity accounts were stated at their historical rates. The average translation rates applied to consolidated statements of operations and cash flows for the six months ended June 30, 2023 and 2022 were RMB 6.9283 to $1.00 and RMB 6.4835 to $1.00, respectively.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(w) Recent Accounting Pronouncements

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (ASU 2021-08), which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606, Revenue from Contracts with Customers. The new amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments, with early adoption permitted. The Company is currently evaluating the impact of the new guidance on the consolidated financial statements.

In June 2022, the FASB issued ASU 2022-03, “Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. The new guidance is required to be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed on the date of adoption. This guidance is effective for fiscal years beginning after 15 December 2023, including interim periods within those fiscal years. Early adoption is permitted. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

In March 2023, the FASB issued ASU 2023-01, Leases (Topic 842): Common Control Arrangements, which Offers private companies, as well as not-for-profit entities that are not conduit bond obligors, a practical expedient that gives them the option of using the written terms and conditions of a common-control arrangement when determining whether a lease exists and the subsequent accounting for the lease, including the lease’s classification and Amends the accounting for leasehold improvements in common-control arrangements for all entities. The Combined Companies continues to evaluate the impact of ASU 2023-01 on its financial position, results of operations or cash flows.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

3. ACCOUNTS RECEIVABLE, NET

	June 30, 2023	December 31, 2022
Accounts receivable	$67,875	$99,040
Allowance for doubtful accounts	(716)	(1,006)
Accounts receivables, net	$67,159	$98,034

For the six months ended June 30, 2023 and 2022, the movement of allowance for doubtful accounts was presented in the following table:

	June 30, 2023	June 30, 2022
Opening balance	$1,006	$635
Provision of allowance for doubtful accounts	1,111	201
Writing off allowance for doubtful accounts	(1,374)	-
Foreign exchange adjustment	(27)	(39)
Ending balance	$716	$797

4. PREPAYMENT AND OTHER CURRENT ASSETS

As of June 30, 2023 and December 31, 2022, prepayment and other current assets consisted of the following:

	June 30, 2023	December 31, 2022
Advances to vendors	$27,168	$15,272
Prepayment for outsourced production cost	-	36
Staff advance	116	14
Others	94	7
	$27,378	$15,329

5. PROPERTY, PLANT AND EQUIPMENT, NET

As of June 30, 2023 and December 31, 2022, property, plant and equipment consisted of the following:

	June 30, 2023	December 31, 2022
Electronic equipment	$830	$864
Office equipment and furniture	68	66
Leasehold improvement	178	186
	1,076	1,116
Less: accumulated depreciation	(961)	(956)
	$115	$160

For the six months ended June 30, 2023 and 2022, depreciation expense amounted to $45 and $45, respectively.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

6. INTANGIBLE ASSETS, NET

As of June 30, 2023 and December 31, 2022, intangible assets consisted of the following:

	June 30, 2023	December 31, 2022
Software	$25,987	$27,055
Less: accumulated amortization	(7,961)	(6,758)
	$18,026	$20,297

The balance of intangible assets mainly represents software related to CHEERS App, primarily consisting e-mall, online game, video media library and data warehouse modules, etc., acquired externally tailored to the Company’s requirements and is amortized straight-line over 7 years in accordance with the way the Company estimates to generate economic benefits from such software.

For the six months ended June 30, 2023 and 2022, amortization expense amounted to $1,538 and $1,645, respectively. The following is a schedule, by fiscal years, of amortization amount of intangible asset as of June 30, 2023:

For the six months ending December 31, 2023	$1,470
For the year ending December 31, 2024	2,939
For the year ending December 31, 2025	2,939
For the year ending December 31, 2026	2,863
For the year ending December 31, 2027 and thereafter	7,815
Total	$18,026

7. ACCRUED LIABILITIES AND OTHER PAYABLES

As of June 30, 2023 and December 31, 2022, accrued liabilities and other payables consisted of the following:

	June 30, 2023	December 31, 2022
Payable to merchants of Cheers e-Mall	$-	$1
Co-invest online series production fund	-	467
Payroll payables	1,391	1,444
Other payables	812	720
	$2,203	$2,632

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

8. OTHER TAXES PAYABLE

As of June 30, 2023 and December 31, 2022, other taxes payable consisted of the following:

	June 30, 2023	December 31, 2022
VAT payable	$17,785	$15,266
Income tax payable	2,406	2,505
Business tax payable	1,501	1,319
Others	11	-
	$21,703	$19,090

9. BANK LOANS

Bank loans represent the amounts due to various banks that are due within and over one year. As of June 30, 2023 and December 31, 2022, bank loans consisted of the following:

	June 30, 2023	December 31, 2022
Short-term bank loans:
Loan from Bank of Beijing	$411	$1,139
Loan from China Merchants Bank	2,035	2,144
Loan from Huaxia Bank	-	707
Loan from Xiamen International Bank	410	431
	$2,856	$4,421

For the six months ended June 30, 2023, the Company entered into loan agreements with two banks, pursuant to the Company borrowed an aggregate of $2,598 from the banks with maturity dates due in November 2023 through February 2024. The loan bore interest rates ranging between 4.5% and 6%. For the six months ended June 30, 2023, the Company also repaid an aggregate of $4,041 to four banks.

For the six months ended June 30, 2022, the Company entered into loan agreements with three banks, pursuant to the Company borrowed an aggregate of $5,398 from the banks with maturity dates due in September 2022 through March 2023. The loan bore interest rates ranging between 3.70% and 6%. For the six months ended June 30, 2022, the Company also repaid an aggregate of $4,473 to three banks.

Guarantee information

The loan from Bank of Beijing was guaranteed by Beijing Shichuangtongsheng Financing Guarantee Co., Ltd, for whom a counter-guarantee was provided by Horgos and Mr. Zhang Bing, the Chairman of the Company’s board of directors.

The loan from China Merchants Bank was guaranteed by Beijing Zhongguancun Sci-tech Financing Guarantee Co., Ltd, for whom a counter guarantee was provided by Horgos, Mr. Zhang Bing, the Chairman of the Company’s board of directors, and Mr. Lu Jia, the Vice President of the Company.

The loan from Huaxia Bank was guaranteed by Beijing Haidian Sci-tech Enterprises Financing Guarantee Co., Ltd. Horgos Technology and Beijing Leshare provided counter-guarantee to Beijing Haidian Sci-tech Enterprises Financing Guarantee Co., Ltd and Mr. Zhang Bing, the Chairman of the Company’s board of directors, provided the additional guarantee.

The loan from Xiamen International Bank was guaranteed by Horgos, and Mr. Zhang Bing, the Chairman of the Company’s board of directors.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

10. LEASES

The Company leases offices space under non-cancelable operating leases, with terms ranging from one to five years. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term. Leases with initial term of 12 months or less are not recorded on the balance sheet.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Company uses the rate implicit in the lease to discount lease payments to present value; however, most of the Company’s leases do not provide a readily determinable implicit rate. Therefore, the Company discount lease payments based on an estimate of its incremental borrowing rate.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Supplemental balance sheet information related to operating lease was as follows:

	June 30, 2023	December 31, 2022
Right-of-use assets	$593	$750

Lease liabilities current	368	208
Lease liabilities non-current	191	471
Total operating lease liabilities	$559	$679

The weighted average remaining lease terms and discount rates for the operating lease were as follows as of June 30, 2023:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	1.60
Weighted average discount rate	5.55%

For the six months ended June 30, 2023 and 2022, the Company incurred total operating lease expenses of $202 and $233, respectively.

The following is a schedule of maturities of lease liabilities as of June 30, 2023:

For the six months ending December 31, 2023	193
For the year ending December 31, 2024	383
Total lease payments	576
Less: imputed interest	(17)
Present value of lease liabilities	$559

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

11. RELATED PARTY TRANSACTIONS

For the six months ended June 30, 2023, the Company borrowed $1,000 from Mr. Zhang Bing, the Chairman of the Company’s board of directors. The loan was interest free and payable on demand. As of June 30, 2023, the Company had an outstanding balance of $1,000 due to Mr. Zhang Bing.

As of December 31, 2022, the Company did not have balances due from or due to related parties. In addition, the Company did not enter into material related parties transaction arrangements during the six months ended June 30, 2022.

12. INCOME TAXES

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. For the six months ended June 30, 2023 and 2022, the Company had no unrecognized tax benefits. Due to uncertainties surrounding future utilization, the Company estimates there will not be sufficient future income to realize the deferred tax assets arising from net operating losses for the VIEs and the VIEs’ subsidiaries. The Company maintains a full valuation allowance on its net deferred tax assets arising from net operating losses as of June 30, 2023 and December 31, 2022.

As of June 30, 2023 and December 31, 2022, the Company had deferred tax assets of $64 and $103, respectively, arising from allowance of accounts receivable.

The Company does not anticipate any significant increase to its liability for unrecognized tax benefit within the next 12 months. The Company will classify interest and penalties related to income tax matters, if any, in income tax expense.

For the six months ended June 30, 2023 and 2022, the Company had a deferred tax expenses of $37 and a deferred tax benefit of $46, respectively.

Uncertain tax positions

The Company accounts for uncertainty in income taxes using a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. Interest and penalties related to uncertain tax positions are recognized and recorded as necessary in the provision for income taxes. The Company is subject to income taxes in the PRC. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. There were no uncertain tax positions as of June 30, 2023 and the Company does not believe that its unrecognized tax benefits will change over the next twelve months.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

13. SHARE-BASED COMPENSATION TO EMPLOYEES

On February 14, 2020, the board of directors of the Company approved 2019 Equity Incentive Plan (“2019 Plan”), which allows for the award of stock and options, up to 3,732,590 ordinary shares to its employees, directors and consultants. The per share exercise price for the ordinary shares to be issued pursuant to exercise of an option will be no less than 100% or 110% of the fair market value per ordinary share on the date of grant.

On March 13, 2020, three independent directors of the Company entered into the independent director agreements and restricted stock award agreements (“Award Agreement”) with the Company. Pursuant to the Award Agreement, during the term of service as a director of the Company, each independent director of the Company shall be entitled to a fee of $2 per month ($24 per year) and 2,000 ordinary shares of the Company per year of service. On March 13, 2020, the Company granted each independent director 2,000 shares pursuant to the Award Agreement under the Company’s 2019 Plan. All of the Shares vest upon the date of grant.

On May 29, 2020, the Company granted executive officers and key employees 1,585,000 shares pursuant to the Award Agreement under the Company’s 2019 Plan. 50% shares vest immediately on the date of grant, and 50% shares vest on the date that is 90 days from the date of grant, subject to each person’s continued employment. All of the shares vest as of December 31, 2020 except for 24,000 shares cancelled due to two employees’ resignation from the Company.

On September 15, 2020, the Company entered into an independent director agreement with Mr. Ke Chen (“Chen Agreement”). Under the Chen Agreement, Mr. Chen will receive annual compensation in the amount of $2 per month ($24 per year), plus reimbursement of expenses, and 2,000 ordinary shares of the Company per year of service. On September 14, 2020, the Company granted Mr. Chen 2,000 Shares pursuant to the terms of the restricted stock award agreement under the Company’s 2019 Equity Incentive Plan. 100% of the Shares fully vest on September 14, 2021.

On April 7, 2022, the board appointed Mr. Zhihong Tan as our non executive director, then granted and vested 2,000 ordinary shares for compensation.

As of June 30, 2023 and December 31, 2022, the Company did not have unvested restricted ordinary shares. For the six months ended June 30, 2023 and 2022, the Company recognized share-based compensation expenses of $nil and $2, respectively, which was charged to general and administrative expenses on the unaudited condensed consolidated statements of income.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

14. EQUITY

Ordinary Shares

The Company is authorized to issue 200,000,000 ordinary shares with a par value of $0.0001 per share. Holders of the ordinary shares are entitled to one vote for each share.

On May 9, 2023, the Company closed its private placement with two institutional investors (the “Investors”). Pursuant to the Share Subscription Agreement, the Company issued an aggregate of 24,193,548 ordinary shares, at a purchase price of $2.48 per share for an aggregate gross proceeds of $60 million. The purchase price was agreed to by the Company and the Investors based on the privatization price of $1.55 per share approved by the Company’s shareholders on November 11, 2022, and with a 60% premium.

As of June 30, 2023 and December 31, 2022, there were 92,317,950 and 68,124,402 ordinary shares issued and outstanding, respectively.

15. PRIVATE PLACEMENT WARRANTS

Simultaneously with the closing of the Initial Public Offering, Symphony Holdings Limited (“Symphony”) purchased an aggregate of 11,800,000 Private Placement Warrants at $0.50 per Private Placement Warrant for an aggregate purchase price of $5,900. On August 22, 2018, TKK consummated the sale of an additional 1,200,000 Private Placement Warrants at a price of $0.50 per Private Placement Warrant, generating gross proceeds of $600. Each Private Placement Warrant is exercisable to purchase one-half of one ordinary share at an exercise price of $11.50 per whole share.

The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants (i) are not redeemable by the Company and (ii) may be exercised for cash or on a cashless basis, so long as they are held by the initial purchaser or any of its permitted transferees. If the Private Placement Warrants are held by holders other than the initial purchasers or any of their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by the holders on the same basis as the Public Warrants. In addition, the Private Placement Warrants may not be transferable, assignable or salable until the consummation of a Business Combination, subject to certain limited exceptions.

As of June 30, 2023 and December 31, 2022, the Company had 13,000,000 of private placement warrants outstanding. The warrant liability related to such private placement warrants was remeasured to its fair value at each reporting period. The change in fair value was recognized in the consolidated statements of operations. The change in fair value of the warrant liability was as follows:

Warrant Liability

Estimated fair value at December 31, 2021	$24
Change in estimated fair value	(2)
Estimated fair value at June 30, 2022	$22

Estimated fair value at December 31, 2022	$86
Change in estimated fair value	(79)
Estimated fair value at June 30, 2023	$7

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

15. PRIVATE PLACEMENT WARRANTS (cont.)

The fair value of the private warrants was estimated using the binomial option valuation model. The application of the binomial option valuation model requires the use of a number of inputs and significant assumptions including volatility. Significant judgment is required in determining the expected volatility of the common share. Due to the limited history of trading of the Company’s common share, the Company determined expected volatility based on a peer group of publicly traded companies. The following reflects the inputs and assumptions used:

	For the Six Months Ended June 30,
	2023	2022
Category of Revenue:
Stock price	$0.49	$0.87
Exercise price	$11.50	$11.50
Risk-free interest rate	4.87%	2.96%
Expected term (in years)	1.63	2.63
Expected dividend yield	-	-
Expected volatility	97.1%	58.7%

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

16. SEGMENT INFORMATION

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different services.

Based on management’s assessment, the Company has determined that it has two operating segments as defined by ASC 280, including Cheers APPs internet business and traditional media businesses. Cheers APPs Internet Business generates advertising revenue from broadcasting IP short video, live streaming and APP advertising through Cheer APPs and service revenue from Cheers E-mall marketplace. Traditional Media Business mainly contributes the advertising revenue from Cheers TV-series, copyright revenue, customized content production revenue and others. The CODM measures the performance of each segment based on metrics of revenues and earnings from operations and uses these results to evaluate the performance of, and to allocate resources to, each of the segments. The Company currently does not allocate assets and share-based compensation for employees to its segments, as the CODM does not use such information to allocate resources to or evaluate the performance of the operating segments. As most of the Company’s long-lived assets are located in the PRC and most of the Company’s revenues are derived from the PRC, no geographical information is presented.

The table below provides a summary of the Company’s operating segment results for the six months ended June 30, 2023 and 2022:

	For the Six Months Ended June 30,
	2023	2022
Net revenues:
Cheers APPs Internet Business	$61,608	$60,672
Traditional Media Business	5,827	9,261
Total consolidated net revenues	$67,435	$69,933
Operating income:
Cheers APPs Internet Business	$7,959	$9,116
Traditional Media Business	753	1,391
Total segment operating income	8,712	10,507
Unallocated item *	-	(2)
Total consolidated operating income	$8,712	$10,505

*	The unallocated item for the six months ended June 30, 2022 presents the share-based compensation for employees, which is not allocated to segments.

17. COMMITMENTS

Capital expenditure commitments

As of June 30, 2023, the Company had capital expenditure commitments of $14,894 which were primarily related to the acquisition of CheerCar, CheerReal, and a VR platform. The Company expected to make these capital expenditures within 12 months from June 30, 2023.

17. SUBSEQUENT EVENTS

On July 28, 2023, Glory Star Beijing entered into a three-year loan arrangement with Ximen International Bank, pursuant to which the Company borrowed a loan of $1,732 for working capital, which bears a fixed interest rate of 5.5% with due date on July 27, 2026. The loan is guaranteed by Horgos, and Mr. Zhang Bing, the Chairman of the Company’s board of directors.